

September 28, 2010

Richard Ryan
Senior Vice President and Chief Financial Officer
SEACOR Holdings Inc.
2200 Eller Drive, P.O. Box 13038
Fort Lauderdale, FL 33316

      Re: SEACOR Holdings Inc.
                  Form 10-K for Fiscal Year Ended December 31, 2009
                  Filed February 25, 2010
                  Form 10-Q for Fiscal Quarter Ended June 30, 2010
                  Filed July 29, 2010
                  Definitive Proxy Statement on Schedule 14A
                  Filed April 12, 2010
                  File No. 1-12289

Dear Mr. Ryan:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 1A. Risk Factors, page 26

1.   We note your disclosure in the first paragraph of this section of "[c]arefully consider the risks described below, which represent some of the more critical risk factors that affect the Company" and "[t]he risks described below are not the exclusive risks faced by the Company." All material risks should be discussed in this section. In your future filings, please revise this paragraph to clarify that you have discussed all known material risks.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

2.   While you discuss certain factors to which changes in segment results are attributable, you do not quantify certain factors nor analyze the underlying business reasons for the

changes. In addition, you do not consistently quantify revenue for each material product or service offering for each segment or the impacts of price and volume on revenues and costs for each segment. Finally, you do not separately discuss costs and expenses. We believe your disclosures could be improved and made much more user-friendly and clear by:

- ensuring that all material factors to which variances are attributed are quantified and analyzed;

- using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
- refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;
- quantifying revenue for each material product or service offering (preferably through the use of tables) and explaining the underlying reasons for significant changes;
- quantifying and analyzing the impacts of price and volume on revenues and expenses for each reportable segment;
- discussing and analyzing costs and expenses directly, rather than discussing them solely in the context of operating income;
- considering providing further disaggregation of significant components of operating expenses to aid in analysis of those costs; and
- to the extent material to your investors' understanding of your results of operations, consider analyzing significant changes in the various operating statistics (such as rates per day worked, utilization, and available days) included in the table on page 49.

Please provide us with a sample of your intended revised disclosure.

Liquidity and Capital Resources

Summary of Cash Flows

Operating Activities, page 62

3.   Please expand your disclosure to provide a more comprehensive discussion and analysis of your cash flows provided by operating activities. In this regard, we note that your expanded disclosure should discuss the amounts that have been reported in terms of cash receipts and cash disbursements. For further guidance, please refer to Section IV.B of our interpretive release "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Item 11. Executive Compensation, page 75

4.   We note that the required information to be disclosed pursuant to Item 11 was to be incorporated by reference from your definitive proxy statement and specifically the "Compensation Disclosure and Analysis" portion of your proxy statement. We also note

Richard Ryan
SEACOR Holdings Inc.
September 28, 2010
Page 3

that the "Director Compensation" table is not included in that portion of your proxy statement but rather in the "Information Relating to the Board of Directors and Committees Thereof" portion. In your future filings, please ensure that the required information to be disclosed pursuant to Item 11 is appropriately incorporated by reference.

Financial Statements

Notes to Consolidated Financial Statements

Note 3. Derivative Instruments and Hedging Strategies, page 103

5.   Please revise your footnote to disclose the underlying notional amount of your material commodity derivative contracts or advise. Please note that this additional disclosure should also be provided in your quarterly reports on Form 10-Q. Refer to ASC Topic 815-10-50-1A and 50-1B for further guidance.

Note 4. Acquisitions and Dispositions

Equipment Dispositions, page 109

6.   We note that you have disclosed the proceeds received upon the disposal of property and equipment, as well as quantified actual asset dispositions by equipment type, for each of the last three years. However, based upon your disclosure in Footnote 1 to your financial statements (i.e., on page 99), we also note you have deferred gains arising from sales-leaseback transactions occurring during each of the last three fiscal years. Based upon your disclosure in your statements of cash flows, which does not appear to separately disclose proceeds received upon the sale and leaseback of property and equipment, it appears that your disclosure of disposal proceeds in Footnote 4, as well as your disclosure regarding the actual assets that have been disposed, may include assets sold and leased back. If so, we believe that it may be appropriate for you to separately disclose (i) assets that have disposed, for which you have no continuing involvement, (ii) assets that you have sold and leased back, (iii) proceeds received for sales-leaseback transactions versus sales of assets for which you have no continuing involvement, (iv) the terms of your material sales-leaseback transactions, and (v) the facts and circumstances leading to your other material disposals. Please consider the disclosure requirements outlined in ASC Topic 840-40-50-1 and ASC Topic 205-20-50-1(a).

Note 6. Construction Reserve Funds, page 112

7.   Please expand your footnote disclosure to explain the circumstances under which the Maritime Administration consents to "withdrawals" from the construction reserve fund accounts. Please also expand your disclosure regarding the tax effects of depositing proceeds from the sale of certain vessels into the joint depository construction reserve fund accounts. For example, disclose the period over which taxable gains realized upon the sale of vessels may be deferred as a result of such deposits.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 7. Commitments and Contingencies, page 13

8.   Per your discussion of "Legal Proceedings" on page 38 of your Form 10-K, at December 31, 2009, you were the defendant in two pending legal actions that related to alleged breaches of the California Wage Act (i.e., Bailey v. Seacor Marine, LLC and Schoenfeld v. Seacor Marine, LLC). Based upon your disclosure, we note that these matters were scheduled for mediation for the end of February 2010. However, we also note that you do not appear to discuss either of these matters in your reports on Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010. In this regard, please expand your disclosure in future filings to provide a status update for each of the legal matters or advise.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Commodity Trading and Logistics, page 36

9.   We note that net derivative gains have materially impacted the operating results of your Commodity Trading and Logistics segment for each reporting period presented in your Form 10-Q. Furthermore, we note that the net derivative gains reported for the six-month period ended June 30, 2010 were material to your company's consolidated net income. As such, please expand your MD&A disclosure in future filings to discuss the nature of any derivative contracts/transactions that have materially impacted the Commodity Trading and Logistics segment's earnings, the factors that have resulted in the recognition of material gains and/on such contracts/transactions, and the amount and nature of any material derivative contracts outstanding at the most recent balance sheet date. Please provide your proposed expanded disclosure as part of your response.

Definitive Proxy Statement on Schedule 14A

Summary Compensation Table, page 33 and Grants of Plan-Based Awards Table, page 35

10.   It appears that your new Management Incentive Plan described on pages 23 and 26 is a non-equity incentive plan as defined in Item 402(a)(6)(iii) of Regulation S-K. In your future filings, please provide disclosure under "Non-Equity Incentive Plan Compensation" in the "Summary Compensation" table and "Non-Equity Incentive Plan Awards" in the "Grants of Plan-Based Awards" table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief